

December 9, 2010

Mr. Thomas A. Hajda
Senior Vice President and General Counsel
501 Riverside Ave.
Jacksonville, Florida 32202

> **Re:** **EverBank Financial Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **File No. 333-169824**

Dear Mr. Hajda:

We have reviewed your amended registration statement and response letter dated November 12, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We repeat comment one of our letter dated November 4, 2010 requesting that you fill in the numerous blanks that do not contain pricing-related information in your next amendment. The staff will need time to review the disclosures and may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Clawback Liability, page 73

2. We note your response to comment 30 of our letter dated November 4, 2010 regarding the clawback liability recognized in conjunction with the Bank of Florida acquisition. Please revise your disclosure to address the following:

- Clarify that both the intrinsic loss estimate and asset discount are set amounts that were negotiated as part of the bid process with the FDIC;
- Disclose the discount rate used in your calculation and how it was derived; and
- Disclose where in your Statement of Operations any future changes in the clawback liability will be recorded.

Loan and Lease Quality

Assets with Credit Support, page 74

3. We note your response to comment seven of our letter dated November 4, 2010 and your disclosure on pages 74-75 regarding your GNMA pool buyout loans. Please provide us with the following additional information:

    - Your disclosure on page 74 states that as a GNMA servicer, you have the right, *but not the obligation*, to purchase delinquent loans out of GNMA pool securities when such loans have reached an established delinquency stage. Please tell us whether you always exercise your removal-of-accounts provision once the established delinquency stage has been met. If not, tell us how you applied the provisions of ASC 860-20-25-11 to those loans that have reached the established delinquency stage but for which you have not yet exercised your removal-of-accounts provision. Please ensure your response addresses both your initial (day 1) and subsequent (day 2) accounting for these loans;
    - With respect to your disclosure on page 75 that GNMA pool buyout loans are accounted for using an expected cash flow model, please clarify whether these loans are initially measured at fair value once control over the transferred loans is regained in accordance with ASC 860-20-30-3; and
    - Your disclosure on page 75 indicates that at the date of acquisition, loans are designated as either held-for-sale or held-for-investment and that held-for-investment loans are carried at amortized cost and measured periodically for impairment. Given the delinquency status of these loans at the time of repurchase and the guidance in ASC 860-20-25-9 which specifies that regaining control over transferred loans should be accounted for in the same manner as a purchase of the assets from the former transferee, please tell us how you determined whether the loans designated as held-for-investment should be accounted for under ASC 310-30.

Discounts on Acquired Loans and Leases, page 75

4. We note your response to comment nine of our letter dated November 4, 2010. While we acknowledge that an unadjusted allowance ratio may not provide a true picture of your loan loss coverage given the accounting basis for your acquired loan portfolio, we do not believe that the manner in which you attempted to adjust these ratios is consistent with industry practice. Furthermore, we believe your current presentation may be confusing to investors. Therefore, we strongly encourage you to remove these ratios from your filing

and instead present an alternative measure that is more in line with industry practice. For example, where you present your ratio of allowance to total loans, nonperforming loans or nonperforming assets, please consider providing an additional alternative measure that excludes purchased impaired loans from the denominator.

<u>Loans Subject to Representations and Warranties, page 84</u>

5.   Please revise your repurchase reserve rollforward on page 86 to disclose the components of the net change in the reserve, including provisions for new loan sales/securitizations and changes in estimates.

6.   We note you provided a sensitivity analysis on page 86 in response to comment 38 of our letter dated November 4, 2010. Please revise to provide a narrative discussion that more clearly explains this analysis, including which assumptions were changed and how such changes impacted the reserve balance.

7.   We note your disclosures on page 87 regarding repurchase requests received during 2007 – 2009. Please revise to separately present this information for GSE and non-GSE investors. Please also revise to quantify the losses realized in each period on loan repurchases or indemnifications.

<u>EverBank Financial Corp and Subsidiaries – Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2009 (Unaudited)</u>

<u>Notes to Condensed Consolidated Financial Statements</u>

<u>Note 3 – Acquisition Activities, page F-11</u>

<u>Acquisition of Tygris Commercial Financial Group, page F-11</u>

8.   We note your response to comment 27 of our letter dated November 4, 2010. Please provide us with the following additional information to assist us in evaluating your response:

- Tell us whether you engaged a third party valuation specialist to assist you with your valuation, and if so, provide us with a copy of the valuation report, both for the valuation of your common shares and for the allocation of the purchase price;
- Provide us with the calculations used in your primary valuation model under the market approach;
- Quantify the liquidity discount applied and explain how it was derived;
- Identify the companies that you used as peer comparables; and

- Provide us with a more detailed analysis explaining the alternative valuation methods that were used to validate your results and discuss how the results of these methods compared to your primary valuation method under the market approach.

9. As a related matter, please tell us how the share valuation determined for purposes of the TCFG acquisition in February 2010 compares to your anticipated IPO price.

10. We note your response to comment 28 of our letter dated November 4, 2010 regarding the indemnification derivative asset recognized in connection with your acquisition of TCFG. Please respond to the following:

- Tell us why the pending initial public offering triggers a release of the escrowed shares and how that affects your protection under the indemnification agreement. Specifically, tell us whether there are any additional collateral requirements in place that provide protection under the agreement;
- Please revise your disclosure on pages 34, 74, 104, 154, F-12, and elsewhere that the agreement is discussed but does not disclose that the escrowed shares would be released upon consummation of the pending initial public offering, as discussed in your response letter;
- Tell us the value of the escrow share price and how the amount was determined;
- As the value of your common stock is an input into your indemnification asset valuation model, please tell us how the value has changed over time since the issuance of the shares, and tell us whether you are using a consistent methodology to value your common shares each period; and
- Tell us whether you have received any reimbursements pursuant to the indemnification agreement.

You may contact Angela Connell at 202-551-3426 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or me at 202-551-3698 with any other questions

Sincerely,

Mark Webb
Legal Branch Chief

cc.   (facsimile only)
        Mr. Richard B. Aftanas
        Skadden, Arps, Slate, Meagher & Flom LLP
        917-777-4112